Exhibit 21.1
Subsidiaries of Kaltura, Inc.

Name	State or Other Jurisdiction of Incorporation or Organization
Kaltura Asia Pte. Ltd.	Singapore
Kaltura Brasil Internet Video Software E Servicos Limitada	Brazil
Kaltura Europe Ltd.	United Kingdom
Kaltura Germany GmbH	Germany
Kaltura Ltd.	Israel
Watchitoo Ltd.	Israel